50
9/5/03





03051694

[UNI]TED STATES
[SECURITIES AND] EXCHANGE COMMISSION
[Washin]gton, D.C. 20549

VF 9-4-03

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14299

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2002 (MM/DD/YY) AND ENDING JUNE 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
WILSON-DAVIS & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 WEST MARKET STREET, SUITE 300
(No. and Street)

SALT LAKE CITY	UTAH	84101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LYLE W. DAVIS (801) 532-1313
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SORENSEN, VANCE & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

3115 E. LION LANE, SUITE 220	SALT LAKE CITY	UTAH	84121
(Address)	(City)	(State)	(Zip Code)

RECD S.E.C.
AUG 29 2003

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of


SEC MAIL PROCESSING
RECEIVED
AUG 2 9 2003
WASH, D.C.
187
SECTION

WILSON-DAVIS & COMPANY, INC.

FORM X-17A-5

WITH

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

YEAR ENDED JUNE 30, 2003

WILSON-DAVIS & COMPANY, INC.

TABLE OF CONTENTS

Sorensen, Vance & Company, P.C.

Certified Public Accountants

A Professional Corporation

3115 East Lion Lane, Suite 220
Salt Lake City, Utah 84121
Telephone (801) 733-5055
Fax (801) 733-6783

Member of AICPA
SEC Practice Section

Officer/Shareholders:
Don L. Sorensen
Gary L. Vance
Jeffrey B. Gyllenskog

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
Wilson-Davis & Company, Inc.

We have audited the accompanying statement of financial condition of **Wilson-Davis & Company, Inc.** (a Utah Corporation), as of June 30, 2003, and the related statements of operations, cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Wilson-Davis & Company, Inc.** as of June 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 14 through 18 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sorensen, Vance & Company, P.C.

August 25, 2003

WILSON-DAVIS & COMPANY, INC.
OATH OR AFFIRMATION TO FINANCIAL STATEMENTS
JUNE 30, 2003

I, Lyle W. Davis, Secretary/Treasurer of Wilson-Davis & Company, Inc., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supplementary schedules pertaining to Wilson-Davis & Company, Inc., as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Lyle W. Davis
Secretary/Treasurer and Chief Financial Officer

Subscribed and sworn to before me
this 28 day of Aug, 2003.



Notary Public
Residing in Salt Lake City

My commission expires 8/14/07


CORA POWELL
NOTARY PUBLIC - STATE OF UTAH
39 W Market St. 3rd Floor
Salt Lake City, UT 84101
My Comm. Exp. 08/14/2007

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2003

ASSETS

Current assets:	
Cash and cash equivalents	$ 1,351,964
Cash segregated in accordance with Federal regulations	301,000
Trading securities, at market value	889,128
Receivables from broker dealers and clearing organization	1,542,843
Receivables from customers, net of allowance for doubtful accounts of $50,000	631,108
Receivables from officers and directors	3,195
Advances and prepaid expenses	58,972
Refundable income taxes	890
Deferred income tax asset	19,500
Total current assets	4,798,600
Cash deposits with clearing organization and other broker dealers	388,425
Furniture and equipment, at cost, less accumulated depreciation of $153,985	28,645
Deferred income tax asset	248,200
Idle property	9,281
Other assets	8,998
Total assets	$ 5,482,149

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Payables to customers	$ 2,571,303
Payables to officers and directors	177,826
Payables to broker dealers	34,671
Securities sold not yet purchased, at market value	158,074
Accounts payable and accrued expenses	98,022
Commissions, payroll and payroll taxes payable	153,009
Trading deposits	235,770
Total current liabilities	3,428,675
Subordinated borrowings (includes $600,000 from officers and directors)	730,000
Stockholders' equity:	
Common stock, $.10 par value, 1,000,000 shares authorized, 350,000 shares issued and outstanding	35,000
Additional paid-in capital	9,837
Retained earnings	1,278,637
Total stockholders' equity	1,323,474
Total liabilities and stockholders' equity	$ 5,482,149

The accompanying notes are an integral part

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2003

Revenues:	
Commissions	$ 1,759,788
Net gains on firm trading accounts	778,464
Interest	14,115
Other	27,958
Total revenues	2,580,325
Expenses:	
Compensation, payroll taxes and benefits	1,533,077
Communications	723,806
Data processing	230,964
Clearing costs and transfer fees	193,496
Occupancy and equipment	159,701
Bad debts	117,544
Professional fees	98,829
Regulatory fees	35,036
Interest	10,052
Promotional	13,484
Other	11,662
Total expenses	3,127,651
(Loss) before income tax benefit	(547,326)
Income tax benefit	204,790
Net (loss)	$ (342,536)

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2003

Cash Flows from Operating Activities:		
Net (loss)		$ (342,536)
Noncash revenue and expense adjustments:		
Depreciation and amortization expense	$ 24,149	
Loss on disposal of fixed assets	1,943	
Change in deferred income taxes	(205,700)	
Change in asset and liability accounts:		
Net (increase) in cash segregated in accordance with Federal regulations	(199,094)	
Net decrease in marketable securities	346,775	
Net (increase) in receivables from broker dealers and clearing organization	(1,203,035)	
Net decrease in receivables from customers	49,684	
Net (increase) in receivables from officers and directors	(1,120)	
Net decrease in advances and prepaid expenses	42,211	
Net decrease in refundable income taxes	140,292	
Net (increase) in cash deposits with clearing organization and other broker dealers	(61)	
Net increase in payables to customers	2,009,647	
Net (decrease) in payables to broker dealers	(26,352)	
Net increase in payables to officers and directors	144,421	
Net (decrease) in securities sold but not yet purchased	(127,576)	
Net increase in trading deposits	73,104	
Net increase in commissions, payroll and payroll taxes payable	38,712	
Net (decrease) in accounts payable and accrued expenses	(90,247)	
Net (decrease) in payables to correspondents	(5,406)	1,012,347
Net cash provided by operating activities		669,811
Cash Flows from Investing Activities:		
Net cash provided by investing activities		--
Cash Flows from Financing Activities:		
Principal payments on subordinated debt	(75,000)	
Principal payments on capital lease	(15,601)	
Net cash (used in) financing activities		(90,601)
Net increase in cash and cash equivalents		579,210
Cash and cash equivalents at beginning of year		772,754
Cash and cash equivalents at end of year		$ 1,351,964

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid for:	
Interest	$ 22,323
Income taxes	$ 1,800

Non-cash transactions:

Fixed assets with a cost of $13,693 and accumulated depreciation of $4,412 were reclassified to idle property from property and equipment during the year ended June 30, 2003.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances - July 1, 2002	$ 35,000	$ 9,837	$ 1,621,173	$ 1,666,010
Decreased by:				
Net (loss)	--	--	(342,536)	(342,536)
Balances - June 30, 2003	$ 35,000	$ 9,837	$ 1,278,637	$ 1,323,474

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED JUNE 30, 2003

Subordinated Borrowings; July 1, 2002	$ 805,000
Issuance of new loans	--
Principal payments on loans	(75,000)
Subordinated Borrowings; June 30, 2003	$ 730,000

WILSON-DAVIS & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Nature of Business

The Company is a securities broker and dealer, dealing principally in over-the-counter securities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

Revenue is derived principally from trading in securities for its own account and for the accounts of customers for which a commission is received. In addition, the Company provides a trading service for other broker dealers that matches buyers and sellers of specific securities and clears securities transactions for another correspondent firm.

The Company has operations in Utah, California, Colorado and Oregon. Transactions for customers are principally in the states where the Company operates, however, some customers are located in other states in which the Company is registered. Principal trading activities are conducted with other broker dealers throughout the United States.

b. Securities Transactions

Securities transactions and the related commission revenue are recorded in the accounts on a trade date basis, which is the day the transaction is executed.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded at net. (See amount due from clearing organization at note 4.)

c. Cash and Cash Equivalents

The Company utilizes a sweep account at its principal bank whereby available funds are invested overnight. Cash equivalents consist of highly liquid investments with an original maturity date of three months or less.

d. Trading Securities

Securities held in the Company's trading account and trading securities sold not yet purchased, consist primarily of over-the-counter securities and are valued based upon quoted market prices. The value of securities that are not readily marketable are estimated by management based upon quoted prices, the number of market makers, trading volume and number of shares held. Unrealized gains and losses are reflected in income in the financial statements.

e. Furniture, Equipment and Depreciation

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation on furniture and equipment is provided using accelerated and straight-line methods over expected useful lives of five to seven years. The Company uses accelerated depreciation methods and Internal Revenue Code section 179 expense to the extent possible for tax purposes.

f. **Income Taxes**

The Company utilizes the asset and liability method to account for income taxes. The objective of this method is to establish deferred tax assets and liabilities for the temporary differences between net income for financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized.

Income tax expense or benefit is provided based upon the financial statement earnings of the Company. The allowance for doubtful accounts is deductible for financial statement purposes, but not for tax purposes. Depreciation expense is recognized in different periods for tax and financial accounting purposes due to the use of accelerated depreciation methods for income tax purposes. Certain amounts due to officers are recognized in different periods for tax and financial accounting purposes due to tax regulations which require certain accrued amounts to shareholders be recognized when paid. Net operating losses that can not be carried back can be carried forward to future periods. The tax effects of such differences are reported as deferred income taxes in the financial statements.

g. **Management Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions regarding trading securities, depreciation and other matters that affect certain reported amounts and disclosures in the financial statements. Accordingly, actual results could differ from those estimates.

2. CASH SEGREGATED IN ACCORDANCE WITH FEDERAL REGULATIONS

The Company is required by rule 15c3-3 of the Securities and Exchange Commission to maintain a cash reserve with respect to customers' transactions and credit balances, on a settlement date basis. Such a reserve is computed weekly using a formula provided by the rule and the reserve account must be separate from all other bank accounts of the Company. The required reserve as of June 30, 2003 was calculated to be $231,580. The Company had $301,000 cash on deposit in the reserve account, which was $69,420 more than the amount required.

3. CUSTOMER RECEIVABLES AND PAYABLES

Accounts receivable from and payable to customers include primarily cash accounts. Securities owned by customers are held as collateral for any unpaid amounts. Such collateral is not reflected in the financial statements. Included in customer accounts are a small number of margin accounts with receivable balances of $143,946. The Company provides an allowance for doubtful accounts, as needed, for accounts in which collection is uncertain. Accounts that are deemed uncollectible are written off to bad debt expense.

4. RECEIVABLES AND PAYABLES WITH BROKER DEALERS AND CLEARING ORGANIZATION

At June 30, 2003, amounts receivable and payable with broker dealers and the clearing organization include:

	Receivables	Payables
Due from clearing organization, net	$ 1,187,844	$ --
Due from other broker dealers	344,518	--
Fails to deliver and receive	10,481	34,671

5. INCOME TAXES

Income taxes are provided at statutory rates for the tax effects of transactions reported in the financial statements and consist of taxes which are refundable or due currently and for deferred taxes which relate to timing differences for the expense recognition of the allowance for doubtful accounts, depreciation and net operating loss carryforwards.

Income tax benefit computed at statutory rates consists of the following:

State franchise tax and minimum payments required	(910)
Change in deferred taxes for current year timing differences	205,700
Income tax benefit	$ 204,790

Refundable income taxes at June 30, 2003 in the amount of $890 consist of refunds due from state taxing authorities for current year overpayments, net of certain state tax minimum payments.

Using the applicable combined Federal and state tax rate of 39%, the deferred tax assets, net of liabilities are as follows:

Deferred tax assets:			
Federal net operating loss carryforwards	$ 638,952	34%	$ 217,244
State net operating loss carryforwards	1,038,699	5%	51,935
Allowance for doubtful accounts	50,000	39%	19,500
Tax depreciation in excess of book depreciation	(3,170)	39%	(1,236)
Net deferred tax assets before valuation allowance			287,443
Valuation allowance			(19,743)
Net deferred tax assets			$ 267,700

The Company has net operating loss carryforwards available for use in certain states to offset future income taxes in that state. If not used, the tax benefit from these losses will expire at various times depending on state law. No expected tax benefit from losses in states other than Utah has been recognized in the financial statements due to the uncertainty of the Company ever deriving a benefit from the utilization of such loss carryforwards.

6. LINE OF CREDIT ARRANGEMENT

The Company has entered into a revolving line-of-credit agreement with a bank which permits the Company to borrow up to $250,000 at 1% over the bank's prime lending rate. Borrowings under the agreement are unsecured but are guaranteed by the Company's shareholders. The agreement expires on September 30, 2003. There was no balance outstanding at June 30, 2003.

7. LEASE COMMITMENTS

a. Office Space

The Company has lease obligations at its primary location in Salt Lake City, Utah and at one branch office. Rent expense of $111,749 was charged to operations during the last fiscal year.

The following is a schedule of future minimum rental payments required by the office lease agreements:

Year Ending June 30	Total
2004	$ 81,663
Total minimum payments required	$ 81,663

b. Capital lease obligation

In December, 1999 the Company entered into a capital lease agreement to purchase equipment in the amount of $83,230. The agreement provided for thirty-six monthly payments of $2,674 with interest at 9.7%. The assets purchased have been included in furniture and equipment and amortization of the assets has been included in depreciation expense. This lease was paid in full during the year.

8. RETIREMENT PLANS

The Company maintains profit sharing and 401(k) retirement plans. All employees who meet certain age and length of service requirements are eligible to participate in the plans. Participants must work a minimum of 1,000 hours per year and become fully vested after six years of service. The plans allow employees to make elective deferrals and provide for discretionary contributions to be determined by the Board of Directors. No profit sharing contribution was charged to operations for the year ended June 30, 2003.

9. RELATED PARTY TRANSACTIONS

a. Officer and director accounts

At June 30, 2003, the amounts due to officers and directors consisted of receivables and payables in security accounts in the amount of $3,195 and $177,826, respectively. Amounts received or paid on these accounts occur in the normal course of business.

b. Subordinated borrowings

Five subordinated loan agreements totaling $600,000 are with officers and directors of the Company (see note 10).

c. Office space

An officer and director of the Company is the majority partner of the entity which owns the building in Salt Lake City, Utah that rents space to the Company (see note 7). Rent expense of $73,390 was charged to operations during the fiscal year ended June 30, 2003 for the Salt Lake City office space.

10. SUBORDINATED LOAN AGREEMENTS

The Company has entered into ten subordinated loan agreements totaling $730,000, of which $600,000 is payable to officers and directors of the Company. The agreements have various due dates from August 31, 2003 through September 30, 2004 and provide for interest at 4% to 5% per annum. By mutual agreement, interest due to officers and directors was suspended for the year ended June 30, 2003. The Company anticipates that all notes will be extended for additional one year periods, unless circumstances or Company requirements change. The loan principal and interest are subordinated in right of payment to all claims of present and future creditors of the Company.

The subordinated loan agreements have been approved by the National Association of Securities Dealers, Inc. (NASD) and are available for computing net capital under the Securities and Exchange Commission's uniform net capital rule (see note 11). To the extent that the borrowings are required for compliance with the minimum net capital requirements, they may not be repaid.

11. NET CAPITAL REQUIREMENTS

As a broker dealer the Company is subject to the uniform net capital rule adopted and administered by the Securities and Exchange Commission. The rule requires maintenance of minimum net capital and prohibits a broker dealer from engaging in securities transactions at a time when its net capital falls below minimum requirements, as those terms are defined by the rule. Under the alternative method permitted by this rule, net capital shall not be less than 2% of aggregate debit items arising from customer transactions, as defined. Also, the Company has a minimum requirement based upon the number of securities' markets that the Company maintains. At June 30, 2003 the Company's net capital was $1,534,179 which was $1,106,679 in excess of the minimum required.

The clearing organization that the Company conducts business with also has a minimum net capital requirement that stipulates the Company maintain at least $1,000,000 of "excess" net capital. The Company exceeded this requirement by $106,679 at June 30, 2003.

12. RISK MANAGEMENT

Transactions involving financial instruments involve varying degrees of both market, credit and operating risk. The Company monitors its exposure to risk on a daily basis.

Market Risk

Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates and equity prices. Management is responsible for reviewing trading positions, exposure limits, profits and losses, and trading strategies. In the normal course of business, the Company purchases, and makes markets in non-investment grade securities. These activities expose the Company to a higher degree of market risk than is associated with investing or trading in investment grade instruments.

Operating Risk

Operating risk focuses on the Company's ability to accumulate, process and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributable to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an internal control environment which incorporates various control mechanisms throughout the organization. In addition, the Company periodically monitors its technological needs and makes changes as deemed appropriate.

Credit Risk

The Company's transactions with customers and other broker dealers are recorded on a trade date basis and are collateralized by the underlying securities. The Company's exposure to credit risk associated with nonperformance by customers or contra brokers is impacted by volatile or illiquid trading markets. Should either the customers or other broker dealer fail to perform, the Company may be required to complete the transaction at prevailing market prices. The Company manages credit risk by monitoring net exposure to individual counterparties on a regular basis. Historically, reserve requirements arising from instruments with off-balance-sheet risk have not been material.

Receivables and payables with clearing and other broker dealers are generally collateralized by cash deposits. Additional cash deposits are requested when considered necessary by the clearing organization or contra broker dealer.

Customer transactions are primarily entered in cash accounts. The Company maintains a small number of customer margin accounts. Therefore, the Company's exposure to the credit and market risks associated with margin accounts is limited.

Concentrations of credit risk that arise from financial instruments (whether on and off balance sheet) exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors.

Concentration of Credit Risk

The Company's cash is deposited at one financial institution. Cash accounts at banks are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $100,000. To mitigate the risk for excess deposits, the Company maintains a sweep account. However, at June 30, 2003 the Company has approximately $1.4 million in excess of the FDIC limit.

WILSON-DAVIS & COMPANY, INC.

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED

JUNE 30, 2003

WILSON-DAVIS & COMPANY, INC.
COMPUTATION OF NET CAPITAL
AS OF JUNE 30, 2003

Total stockholders' equity		$ 1,323,474
Deduct: equity not allowable for net capital		--
Add: allowance for doubtful accounts		50,000
Total stockholders' equity qualified for net capital		1,373,474
Liabilities subordinated to claims of general creditors allowable in computation of net capital		730,000
Total capital and allowable subordinated liabilities		2,103,474
Deductions and/or charges:		
Total non-allowable assets from Statement of Financial Condition	423,917	
Aged fails- to-deliver	3,896	
Aged fails-to-receive	--	
Total deductions and/or charges		427,813
Net capital before haircuts on securities positions		1,675,661
Haircuts on securities:		
Trading and investment securities:		
Stocks and warrants	135,309	
Money market funds	6,173	
Undue concentration	--	
Total haircuts		141,482
Net capital		$ 1,534,179

WILSON-DAVIS & COMPANY, INC.
RECONCILIATION OF NET CAPITAL COMPUTATION
JUNE 30, 2003

Net capital per respondent's unaudited computation	$ 1,573,266
Net adjustments to stockholders' equity	(11,083)
(Increase) in non-allowable assets	(22,476)
(Increase) in aged fails to deliver and receive	(3,428)
(Increase) in haircuts on trading securities	(2,100)
Net capital per audit	$ 1,534,179

WILSON-DAVIS & COMPANY, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
AS OF JUNE 30, 2003

CREDIT BALANCES

Free credit balances and other credit balances in customers' security accounts	$ 1,009,659	
Customers' securities failed to receive	31,768	
Credit balances in firm accounts which are attributable to principal sales to customers	4,434	
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	15,150	
TOTAL CREDITS		$ 1,061,011

DEBIT BALANCES

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$ 147,007	
Failed to deliver of customers' securities not older than 30 calendar days	708,076	
Aggregate debit items		$ 855,083
Less 3% (for alternative method only – see Rule 15c3-1 (f)(5)(i)		$ (25,652)
TOTAL DEBITS		$ 829,431

RESERVE COMPUTATION

Excess of total debits over total credits	$
Excess of total credits over total debits	$ 231,580
Amount held on deposit in "Reserve Bank Account(s)", at end of reporting period	$ 401,000
Amount of deposit (or withdrawal)	$ (100,000)
New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal	$ 301,000
Date of deposit (or withdrawal)	7/1/03

WILSON-DAVIS & COMPANY, INC.
RECONCILIATION OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
JUNE 30, 2003

	Debits	Credits
Totals per respondent's unaudited computation	$ 804,485	$ 1,053,646
Increase in unconfirmed securities at transfer in excess of 40 days	--	15,150
(Decrease) in principal shorts to customers	--	(17,327)
Increase in customer accounts	59,435	16,624
(Decrease) in customer securities failed to deliver/receive	(33,717)	(7,082)
(Increase) in 3% of debit items (alternative method)	(772)	--
Totals per audit	$ 829,431	$ 1,061,011

Note: The Company computes the determination of reserve requirements under rule 15c3-3 on a settlement date basis.

WILSON-DAVIS & COMPANY, INC.
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF JUNE 30, 2003

State the market valuation and the number of items of:

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ 18,694*
Number of items	7*
The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3.	Yes X No ___

* One item totaling $0 was subsequently reduced to possession or control.

Sorensen, Vance & Company, P.C.

Certified Public Accountants

A Professional Corporation

3115 East Lion Lane, Suite 220
Salt Lake City, Utah 84121
Telephone (801) 733-5055
Fax (801) 733-6783

Member of AICPA
SEC Practice Section

Officer/Shareholders:
Don L. Sorensen
Gary L. Vance
Jeffrey B. Gyllenskog

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Wilson-Davis & Company, Inc.

In planning and performing our audit of the financial statements of Wilson-Davis & Company, Inc. (the Company), for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. (NASD), and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spensen, Vance & Company, P.C.

August 25, 2003